EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 31, 2014 and January 25, 2013

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 31, 2014	January 25, 2013

Net Sales	$504,980	$457,962
Gross Margin	173,295	160,345

Net Earnings Attributable to Esterline	$30,078	$25,111

Basic

Weighted Average Number of Shares Outstanding	31,608	30,904

Earnings Per Share Attributable to Esterline – Basic	$.95	$.81

Diluted

Weighted Average Number of Shares Outstanding	31,608	30,904
Net Shares Assumed to be Issued for Stock Options and RSUs	622	519

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	32,230	31,423

Earnings Per Share Attributable to Esterline – Diluted	$.93	$.80